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                                   EXHIBIT 99
           CAUTIONARY FACTORS RELEVANT TO FORWARD-LOOKING INFORMATION



    You should carefully consider the risks described below before making an investment decision regarding StemCells, Inc. We may face other risks not described below that we do not presently know about or that we currently deem immaterial.



    Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Consequentially, the trading price of our common stock could decline, resulting in the loss of all or part of your investment.



    OUR TECHNOLOGY IS AT AN EARLY STAGE OF DISCOVERY AND DEVELOPMENT AND WE MAY FAIL TO DEVELOP ANY PRODUCTS.



    Our stem cell technology is at the early pre-clinical stage for the brain stem cell and at the discovery phase for the liver and pancreas stem cells and has not yet led to the development of any proposed product. We may fail to discover the stem cells we are seeking, to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products. Any product using stem cell technology may fail to (i) survive and persist in the desired location, (ii) provide the intended therapeutic benefits,
(iii) properly integrate into existing tissue in the desired manner, or (iv) achieve benefits therapeutically equal to or better than the standard of treatment at the time of testing. In addition, any such product may cause undesirable side effects. Results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. If the appropriate regulatory authorities do not approve our products, or if we fail to maintain regulatory compliance, we would have limited ability to commercialize our products, and our business and results of operations would be harmed. Furthermore, since stem cells are a new form of therapy, the marketplace may not accept any products we may develop.



    If we do succeed in developing products, we will face many potential obstacles such as the need to obtain regulatory approvals, and to develop or obtain manufacturing, marketing and distribution capabilities. In addition, we will face substantial additional risks such as product liability.



    WE HAVE LIMITED LIQUIDITY AND CAPITAL RESOURCES AND MAY NOT OBTAIN THE SIGNIFICANT CAPITAL RESOURCES WE WILL NEED TO SUSTAIN OUR RESEARCH AND DEVELOPMENT EFFORTS.



    We have limited liquidity and capital resources and must obtain substantial additional capital to support our research and development programs, for acquisition of technology and intellectual property rights, and, to the extent we decide to undertake these activities ourselves, for pre-clinical and clinical testing of our anticipated products, pursuit of regulatory approvals, establishment of production capabilities, establishment of marketing and sales capabilities and distribution channels, and general administrative expenses.



    Even though we owned 126,193 shares of Modex Therapeutics Ltd., stock with an estimated fair market value on June 30, 2000 of $19,220,165 based on the per share price of approximately $152.00, which we converted from a market price of
247.50 Swiss francs on June 30, 2000, we are restricted from selling these shares until December 23, 2000. On October 31, 2000, the market price on Modex stock was 329.50 Swiss francs, which converts to $183.28 using the exchange rates on that date, and represents an estimated fair market value of $23,128,598 for our holdings. The performance of Modex stock since Modex's initial public offering does not predict its future value and the value of our holdings is subject to change and could decrease significantly. If we decide to sell our Modex shares, due to the relatively small trading volume in Modex shares and the relatively large size of our holding, or other factors, we may not be able to sell our Modex shares at their market value or at all, and we may have to sell these shares at a significant discount to the market price. In addition, fluctuations in currency exchange rates could decrease the proceeds we might realize on a potential sale of Modex shares.



    We intend to pursue our needed capital resources through equity and debt financings, corporate alliances, grants and collaborative research arrangements. Our ability to complete any such arrangements successfully will depend upon market conditions and, more specifically, on continued progress in our

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research and development efforts. We may fail to obtain the necessary capital resources from any such sources when needed or on terms acceptable to us. If we do not obtain the necessary capital resources, we may have to delay, reduce or eliminate some or all of our research and development programs or license our technology or any potential products to third parties rather than commercializing them ourselves.



    WE HAVE PAYMENT OBLIGATIONS RESULTING FROM REAL PROPERTY OWNED OR LEASED BY US IN RHODE ISLAND, WHICH ADVERSELY AFFECT OUR ABILITY TO FUND OUR STEM CELL RESEARCH AND DEVELOPMENT.



    Prior to our reorganization in 1999 and the resulting consolidation of all functions in California, we carried out our former encapsulated cell therapy programs at facilities in Lincoln, Rhode Island, where we also had our administrative offices. Although we have vacated these facilities, we have continuing obligations for lease payments and operating costs of approximately $950,000 per year for our former science and administrative facility, which we have leased through June 30, 2013, and debt service payments and operating costs of approximately $1,000,000 per year for our former encapsulated cell therapy pilot manufacturing facility. We are currently seeking to sublease the science and administrative facility and to sell the pilot manufacturing facility, but may not be able to do so. These continuing costs significantly reduce our cash resources and adversely affect our ability to fund further development of our stem cell technology. The lease for the science and administrative facility contains a provision requiring occupancy of the premises and we currently are in violation of this provision. The landlord has agreed not to take any action as a result of this violation until November 19, 2000. We intend to seek an additional period of forebearance from the landlord, but we cannot give any assurance that the landlord will grant this additional forebearance or that we will be able to sublease the premises during any additional period of time. If the landlord decides to pursue its rights after any period of forebearance, we may be required to pay the landlord the entire amount due for the rest of the lease period.



    WE MAY NEED BUT FAIL TO OBTAIN PARTNERS TO SUPPORT OUR STEM CELL DEVELOPMENT EFFORTS AND TO COMMERCIALIZE OUR TECHNOLOGY.



    Equity and debt financings alone may not be sufficient to fund the cost of developing our stem cell technologies and we may need to rely on our ability to reach partnering arrangements to provide financial support for our stem cell discovery and development efforts. In addition, in order to successfully develop and commercialize our technology, we may need to enter into a wide variety of arrangements with corporate sponsors, pharmaceutical companies, universities, research groups and others. While we have engaged, and expect to continue to engage, in discussions regarding such arrangements, we have not reached any agreement regarding any such arrangement and we may fail to obtain any such agreement on terms acceptable to us, if at all. Even if we enter into these arrangements, we may not be able to satisfy our obligations under them or renew or replace them after their original terms. Furthermore, these arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the acquisition of our securities. If any of our collaborators terminates its relationship with us or fails to perform its obligations in a timely manner, the development or commercialization of our technology and potential products may be adversely affected.



    We entered into a sponsored Research Agreement with the Scripps Research Institute under which we funded certain research in return for license or options to license the inventions resulting from the research. This agreement expired on November 14, 2000 and we are negotiating with Scripps to extend the term of this agreement or to enter into a new agreement. As of the date of this report, we have not yet completed our negotiations with Scripps and we cannot give any assurance that our negotiations will be successful. If we are unable to extend the term of this agreement or enter into a new agreement, we will have to find a replacement to perform this research or we will have to perform this research ourselves. In either case, we may experience delay and additional expense in connection with this research effort.



    WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY FAIL TO OBTAIN REVENUES OR BECOME PROFITABLE.



    We have incurred $124,237,900 in operating losses through September 30, 2000 and expect to continue to incur substantial operating losses in the future in order to conduct our research and development activities, and if those activities are successful, to fund clinical trials and other expenses. These expenses

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include the cost of acquiring technology, product testing, acquiring regulatory approvals, establishing production, marketing, sales and distribution programs, and administrative expenses. We have not earned any revenues from sales of any product. All of our past revenues have been derived from, and any revenues we may obtain for the foreseeable future are expected to be derived from, cooperative agreements, research grants, investments and interest on invested capital. We have no cooperative agreements and we have received only two research grants for our stem cell technology, and we may not obtain any such agreements or additional grants in the future, or receive any revenues from them.



    WE DO NOT ANTICIPATE RECEIVING FUTURE REVENUES FROM THE SALE OF OUR ENCAPSULATED CELL TECHNOLOGY.



    In December 1999, we sold our encapsulated cell therapy technology to Neurotech S.A. While under the terms of the sale we may receive royalty and other payments from Neurotech under certain circumstances, we do not anticipate receiving any material payments from Neurotech in the near future, if at all.



    WE DEPEND ON PATENTS AND PROPRIETARY RIGHTS TO PROTECT OUR INTELLECTUAL PROPERTY FROM INFRINGEMENT. NEVERTHELESS, SUCH PROTECTION IS UNCERTAIN AND, IF GAINED, MAY OFFER ONLY LIMITED PROTECTION. IF WE ARE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY RIGHTS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE HARMED.



    We own or license a number of patents or pending patent applications covering human nerve stem cell cultures, central nervous system stem cell cultures, neuroblast cultures, peripheral nervous system stem cell cultures, and an animal model for liver failure. Patent protection for products such as those we propose to develop is highly uncertain and involves complex and continually evolving factual and legal questions. The governmental authorities that consider patent applications can deny or significantly reduce the patent coverage requested in an application before or after issuing the patent. Consequently, we do not know whether any of our pending applications will result in the issuance of patents, or if any existing or future patents will provide sufficient protection or significant commercial advantage or if others will circumvent these patents. Since patent applications are secret until patents are issued in the United States or until the applications are published in foreign countries, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. Our patents may not issue from our pending or future patent applications or, if issued, may not be of commercial benefit to us, or may not afford us adequate protection from competing products. In addition, third parties may challenge our patents or governmental authorities may declare them invalid. In the event that a third party has also filed a patent application relating to inventions claimed in our patent applications, we may have to participate in proceedings to determine priority of invention. This could result in substantial uncertainties and cost for us, even if the eventual outcome is favorable to us, and the outcome might not be favorable to us. Even if a patent issues, a court could decide that the patent was issued invalidly.



    IF OTHERS ARE FIRST TO DISCOVER AND PATENT ANY STEM CELLS WE ARE SEEKING TO DISCOVER, WE COULD BE BLOCKED FROM FURTHER WORK ON THAT STEM CELL, AND OUR BUSINESS WOULD BE HARMED.



    Because the first person or entity to discover and obtain a valid patent to a particular stem or progenitor cell may effectively block all others, it will be important to our development efforts for us or our collaborators to be the first to discover any stem cell that we are seeking. Failure to be the first could prevent us from commercializing all of our research and development related to such stem cell and have a material adverse effect on the Company.



    WE MAY NEED TO OBTAIN LICENSES TO THIRD PARTY PATENTS, AND MAY NOT BE ABLE TO GET THEM.



    A number of pharmaceutical, biotechnology and other companies, universities and research institutions have filed patent applications or have received patents relating to cell therapy, stem cells and other technologies potentially relevant to or necessary for our expected products. We cannot predict which, if any, of the applications will issue as patents. We are also aware of a number of patent applications and patents claiming use of genetically modified cells to treat disease, disorder or injury. We are aware of three patents issued to two competitors claiming certain methods for enriching central nervous system stem cells through gene modification of in vitro cultured cells. These patents were issued or licensed to NeuralStem

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and Layton Bioscience. It is possible that NeuralStem or Layton Bioscience will be able to produce commercially available stem cell products before we can. These genetically modified cells may be effective in treating defective, diseased or damaged central nervous system tissue.



    If third party patents or patent applications contain claims infringed by our technology and these claims are valid, we may be unable to obtain licenses to these patents at a reasonable cost, if at all, and may also be unable to develop or obtain alternative technology. If we are unable to obtain such licenses at a reasonable cost, our business could be significantly harmed. We may have to to defend ourselves in court against allegations of infringement of third party patents. Patent litigation is very expensive and could consume substantial resources and create significant uncertainties. An adverse outcome in such a suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease using such technology.



    Proprietary trade secrets and unpatented know-how are also important to our research and development activities. We cannot be certain that others will not independently develop the same or similar technologies on their own or gain access to our trade secrets or disclose such technology, or that we will be able to meaningfully protect our trade secrets and unpatented know-how and keep them secret.



    We require our employees, consultants, and significant scientific collaborators and sponsored researchers to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. These agreements may, however, fail to provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of such information or inventions.



    We have obtained rights from universities and research institutions to technologies, processes and compounds that we believe may be important to the development of our products. Licensors may cancel our licenses or convert them to non-exclusive licenses if we fail to use the relevant technology or otherwise breach these agreements. Loss of such licenses could expose us to the risks of third party patents and/or technology. We can give no assurance that any of these licenses will provide effective protection against our competitors.



    WE COMPETE WITH COMPANIES THAT HAVE SIGNIFICANT ADVANTAGES OVER US.



    The market for therapeutic products that address degenerative diseases is large and competition is intense. We expect competition to increase. We believe that our most significant competitors will be fully integrated pharmaceutical companies and more established biotechnology companies, such as Biogen, Inc. and Genzyme, an Elan Corporation. These companies already produce or are developing treatments for degenerative diseases that are not stem-cell based, and they have significantly greater capital resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing than we do. Many of these potential competitors have significant products approved or in development that could be competitive with our potential products, and also operate large, well-funded research and development programs. In addition, we expect to compete with smaller companies such as NeuralStem and Layton Bioscience and with universities and other research institutions who are developing treatments for degenerative diseases that are stem-cell based.



    Our competitors may succeed in developing technologies and products that are more effective than those being developed by us, or that would render our technology obsolete or non-competitive.



    The relative speed with which we and our competitors can develop products, complete the clinical testing and approval processes, and supply commercial quantities of a product to market will affect our ability to gather market acceptance and market share. With respect to clinical testing, competition may delay progress by limiting the number of clinical investigators and patients available to test our potential products.



    DEVELOPMENT OF OUR TECHNOLOGY WILL BE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.



    Our research and development efforts, as well as any future clinical trials, and the manufacturing and marketing of any products we may develop, will be subject to extensive regulation by governmental authorities in the United States and other countries. The process of obtaining U.S. Food and Drug

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Administration and other necessary regulatory approvals is lengthy, expensive and uncertain. We or our collaborators may fail to obtain the necessary approvals to commence or continue clinical testing or to manufacture or market our potential products in reasonable time frames, if at all. In addition, the United States Congress and other legislative bodies may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which we operate or the development of any products we may develop.



    We base our research and development on the use of human stem and progenitor cells obtained from fetal tissue. The federal and state governments and other jurisdictions impose restrictions on the use of fetal tissue. These restrictions change from time to time and may become more onerous. Additionally, we may not be able to identify or develop reliable sources for the cells necessary for our potential products--that is, sources that follow all state and federal guidelines for cell procurement. Further, we may not be able to obtain such cells in the quantity or quality sufficient to satisfy the commercial requirements of our potential products. As a result, we may be unable to develop or produce our products in a profitable manner.



    We may apply for status under the Orphan Drug Act for certain of our therapies, in order to gain a seven year period of marketing exclusivity for those therapies. The U.S. Congress in the past considered, and in the future again may consider, legislation that would restrict the extent and duration of the market exclusivity of an orphan drug. If enacted, such legislation could prevent us from obtaining some or all of the benefits of the existing statute even if we were to apply for and be granted orphan drug status with respect to a potential product.



    WE DEPEND ON A LIMITED NUMBER OF KEY PERSONNEL.



    We are highly dependent on the principal members of our management and scientific staff and certain of our outside consultants, including the members of our scientific advisory board, our chief executive officer, each of our vice presidents and the directors of our neural stem cell and liver stem cell programs. Although we have entered into employment agreements with some of these individuals, they may terminate their agreements at any time. We currently have outside consultants and interim personnel in key management and scientific positions who are not permanent employees. Loss of services of any of these individuals could have a material adverse effect on our operations, because these individuals possess management experience or specialized scientific skills which we do not otherwise have and which we may not be able to replace. In addition, our operations are dependent upon our ability to attract and retain additional qualified scientific and management personnel. More generally, we may not be able to attract and retain the personnel we need on acceptable terms given the competition for experienced personnel among pharmaceutical, biotechnology and health care companies, universities and research institutions. If we lose the services of these key personnel or are unable to attract and retain additional qualified personnel, we may have to delay, reduce or eliminate some or all of our research and development programs.



    On September 22, 2000 we announced that George Dunbar, our acting President and Chief Executive Officer, would be phasing out his service. Mr. Dunbar will continue in his position on a reduced time basis during this transition period. We are actively seeking to hire a permanent chief executive officer, but we can give no assurance that we will be able to find a candidate possessing the necessary qualifications. If we are unable to hire and retain a qualified chief executive officer, our business and operations could suffer materially.



    HEALTHCARE INSURERS AND OTHER ORGANIZATIONS MAY NOT PAY FOR OUR PRODUCTS OR MAY IMPOSE LIMITS ON REIMBURSEMENTS.



    In both domestic and foreign markets, sales of potential products are likely to depend in part upon the availability and amounts of reimbursement from third party health care payor organizations, including government agencies, private health care insurers and other health care payors such as health maintenance organizations and self-insured employee plans. There is considerable pressure to reduce the cost of therapeutic products, and government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products,

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and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the Food and Drug Administration has not granted marketing approval. Significant uncertainty exists as to the reimbursement status of newly approved health care products. We can give no assurance that reimbursement will be provided by such payors at all or without substantial delay, or, if such reimbursement is provided, that the approved reimbursement amounts will be sufficient to enable us to sell products we develop on a profitable basis. Changes in reimbursement policy could also adversely affect the willingness of pharmaceutical companies to collaborate with us on the development of our stem cell technology.



    In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. We expect that there will continue to be a number of Federal and state proposals to implement government control over health care costs. Efforts at healthcare reform are likely to continue in future legislative sessions. We do not know what legislative proposals Federal or state governments will adopt or what actions Federal, state or private payers for healthcare goods and services may take in response to healthcare reform proposals or legislation. We cannot predict the effect government control and other healthcare reforms may have on our business.



    OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE.



    Our operating results have varied, and may in the future continue to vary, significantly from quarter to quarter due to a variety of factors. These factors include the receipt of one-time license or milestone payments under collaborative agreements, costs associated with the wind-down of our encapsulated cell therapy programs, variation in the level of expenses related to our research and development efforts, receipt of grants or other support for our research and development efforts, and other factors. Quarterly comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of future performance. Our stock price may be volatile and this volatility could result in lawsuits or make it difficult to raise capital. The market price for our common stock has been volatile and could decline below the offering price for the shares. We believe that the market price for our common stock could fluctuate substantially due to some or all of the risk factors enumerated above.



    The stock market has recently experienced extreme price and volume fluctuations. These fluctuations have especially affected the market price of the stock of many high technology and health care-related companies. Such fluctuations have often been unrelated to the operating performance of these companies. Nonetheless, these broad market fluctuations may negatively affect the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were the object of securities class action litigation, we could incur material costs and suffer a diversion of our management's attention and resources. In addition, volatility in our stock price may make it difficult for us to obtain additional capital resources through financings on terms acceptable to us.



    EVENTS WITH RESPECT TO OUR SHARE CAPITAL COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.



    Sales of substantial amounts of our common stock on the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. In particular, as of October 31, 2000, we had outstanding stock options to purchase approximately 2,566,530 shares of common stock, at an average exercise price of approximately $4.402 per share, subject to adjustment in certain circumstances. Of this total, options covering approximately 941,309 shares are currently exercisable at an average exercise price of approximately $4.742 per share.